Exhibit 99.1

Continental Airlines Joins Points.com's Global Points Exchange

OnePass Members Track Balances and Commence Trading on GPX to Take Advantage of the
Benefits of the World's First Loyalty Program Marketplace

TORONTO, June 29, 2009 /PRNewswire-FirstCall via COMTEX/ -- Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world's leading loyalty reward program management Web site, www.Points.com, has added Continental Airlines OnePass frequent flyer program to the Global Points Exchange (GPX) in a venture that combines 35 million potential traders and one of the world's largest airline loyalty programs. Members of the airline's OnePass program are now able to establish exchange rates and trade miles between other participating programs and users on GPX.

Continental OnePass joins American Airlines AAdvantage(R), Aeroplan(R), Airtran Airways A+ Rewards, Alaska Airlines Mileage Plan, Delta SkyMiles(R), DISTANCIA, Frontier Airlines EarlyReturns(R), Icelandair Award Points, Midwest Airlines Midwest Miles, and Intercontinental Hotel Group's Priority Club(R) Rewards to trade on GPX and Points.com's more than 40 partners across the site.

"We are excited to join Points.com and GPX to give our 35 million members more options than ever before along with the ease of being able to track their rewards all in one location," said Mark Bergsrud, senior vice president, marketing programs and distribution for Continental Airlines. "We continue to explore ways for our users to garner as much value from their accrued mileage as possible and Points.com is the only web service to offer this unique marketplace utility to our members."

In addition, OnePass members now have the ability to their track mileage balances along with other loyalty programs, including American Airlines AAdvantage, Delta SkyMiles, Alaska Airlines Mileage Plan and Wyndham Rewards, as well as more than two dozen different programs.

"Continental Airlines' OnePass is one of the largest and most well-regarded airline reward programs in the world. Adding its members to our growing Global Points Exchange helps enhance the service and provide even more trading options to our ever-expanding user base," said Rob MacLean, CEO of Points International Ltd. "OnePass members now have added flexibility and greater utility in the way they choose to utilize their frequent flyer miles Points.com and GPX."

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards(R), Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit http://www.points.com.

About Continental Airlines

Continental Airlines is the world's fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,750 daily departures throughout the Americas, Europe and Asia, serving 133 domestic and 132 international destinations. More than 750 additional points are served via current alliance partners. With more than 43,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 67 million passengers per year.

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For more information contact:

Media relations:

Jordan Fischler
Allison & Partners
T. 646-428-0604; E. points@allisonpr.com

Investor relations:

Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Business Inquiries:

Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Continental Airlines:

Business enquiries:

Continental Airlines Corporate Communications
T. 713-324-5080